Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                          Subject Company:  Westvaco Corporation
                                                      Commission File No. 1-3013


The following is a transcript of a teleconference held jointly by The Mead Corporation and Westvaco Corporation on Wednesday, August 29, 2001:


                                MEAD AND WESTVACO

                            MODERATOR: MARK POMERLEAU
                                 AUGUST 29, 2001
                                  7:30 A.M. MT


Operator:      Good morning everyone and welcome to the Mead and Westvaco merger announcement teleconference. We would like to remind all callers that this call is being recorded today Wednesday, August 29th, 2001. Following introductions we will be taking questions. You may place yourself in the queue simply by pressing the one followed by the four on your telephone. If your question has already been answered you can remove yourself from the queue by pressing the one followed by the three. Now I will turn the conference over to Mr. Mark Pomerleau of Mead Corporation. Please go ahead sir.

Mark Pomerleau: Good morning. Thank you for joining us. I'm Mark Pomerleau,
               Director of Investor Relations for Mead. This morning Mead and Westvaco announced they have agreed to a merger of equals. During this conference call we will review this announcement in greater detail. The call will last for one hour. There is a slide presentation that outlines this merger that will be referred to during the discussion. You can find that slide presentation on the websites of both companies at www.mead.com or
                                                 ------------
               www.westvaco.com. There will be a replay of this conference call
               ----------------
               available by calling 800-633-8284, reservation number 19614599. Before we begin I must remind you that certain statements made this morning may be forward looking within the meaning of the Private Securities Litigation Act of 1995. Such forward looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties as described in both companies' annual reports and other public documents. Here today to discuss this announcement are Jerry Tatar, Chairman and CEO of Mead, John Luke, Jr., Chairman and CEO of Westvaco and Karen Osar, CFO of Westvaco. The new company will be called MeadWestvaco. Jerry Tatar will serve as chairman of the combined company. John Luke, Jr. will serve as Chief Executive Officer and President, Karen Osar will serve as CFO of MeadWestvaco. Now
               I'll turn the call over to Jerry Tatar to begin the discussion. Jerry.

Jerry Tatar:   Thank you Mark and good morning everyone. John and I are very pleased to talk with you today about the merger of equals of Mead and Westvaco to form MeadWestvaco. The management teams of both companies are very excited about this transaction. The merits of this transaction are very compelling for shareowners of both Mead and Westvaco. In the next few minutes we hope to show you why.
               This transaction creates a premiere local company with a value added portfolio of businesses. Businesses with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The merger establishes a new company with a strong financial position, an excellent platform for accelerated growth and a commitment to aggressively pursue cost savings and operating synergies. These advantages give this new company the ability to create significant value for shareholders of both Mead and Westvaco. Now I'd like to turn it over to John to say a few words of introduction.

John Luke, Jr.: Thanks very much Jerry, and good morning to all of you. All of us at Westvaco are also very excited about this transaction and very much look forward to describing its merits to you. As Jerry has said and we'll discuss throughout this presentation, the combination of Mead and Westvaco has a compelling strategic rationale and many significant benefits for shareholders, customers, and employees. The combination positions MeadWestvaco's high value packaging and coated papers businesses to be among the leaders in their industries and establishes excellent platforms for further growth and superior financial returns. MeadWestvaco will have market leadership, attractive global platforms, a talented management team, a strong multi-national customer base, and low cost production facilities. This foundation provides a sound platform from which to grow, and generate superior financial returns. Importantly, we expect to be able to generate a significant amount of cost and operational synergies. Furthermore, because the transaction is a stock based merger of equals our balance sheet will remain very strong giving us the ability to pursue these strategic growth opportunities. Now I'll turn it back to Jerry.

J. Tatar:      OK, thank you John.  Working together to finalize the details of this transaction we have also learned that our values and ambitions are very similar. In recent weeks our people have been spending a lot of time together finalizing arrangements. During that time our teams have worked extraordinarily well together, which adds to our enthusiasm for the merits of this unique combination. In our discussion today we will focus on several topics. First I will summarize the terms of the merger and provide a brief overview of the strategic rationale for the transaction. John will then discuss the benefits and synergies derived from the combined company in much more detail. Karen
               Osar, MeadWestvaco's Chief Financial Officer, will provide an overview of the financial policies and pro forma financial profile of MeadWestvaco. We will then conclude with some summary remarks and open the floor to your questions.

               But first let me begin with our vision of MeadWestvaco, and for those of you who are following along on the slide presentation if you want to follow me you can now turn to slide number two. As John and I and our respective management teams first began to explore the concept of the combination, we very quickly recognized the strong business fit and strategic rationale for the merger. More importantly we recognized the commonality of vision that was shared by our respective organizations. Our vision is to be a global producer of high quality value added products with strategic scale, a strong customer focus, significant growth opportunities, and the ability to deliver enhanced shareholder value. This transaction is all about shareholder value. There are several key benefits that this transaction will bring to our shareholders. First, the transaction creates a stronger, lower cost, higher return company better positioned for accelerated growth. Second, the combination allows us to achieve significant cost savings and operational synergies in the amount of at least $325 million per year on an ongoing basis, and we plan to fully achieve these synergies by the end of the second year. Third, we will take the opportunity provided by this transaction to evaluate all of our businesses and assets. Those that don't meet our strict parameters for strategic fit, targeted growth, and financial returns will be restructured, sold or closed. Fourth, the transaction clearly strengthens our financial position. We will have increased cash flow from synergies, asset sales, and reduced capital expenditures. Our improved cash flow, well invested capital base, and relatively low debt levels will allow MeadWestvaco to return greater amounts of capital to shareholders through dividends and share repurchases. The company will balance return of capital to shareholders with debt reduction and capital spending for appropriate growth opportunities. And very importantly one of the key advantages to our merger is the combination of two strong management teams and tremendous work forces.

               So if you want to move to the next slide. The transaction will be effected by a stock for stock exchange to form a new company, the MeadWestvaco Corporation. The transaction will be tax free and accounted for as a purchase under the new guidelines for business combinations. We do not expect that there will be any significant ongoing amortization expense created by this transaction. Each share of Mead will be exchanged for one MeadWestvaco share and each Westvaco share for .97 MeadWestvaco shares. This will result in a near 50/50 ownership split. Additionally, at closing Mead holders will receive a special cash payment of $1.20 per Mead share. The board of directors for the new company will be comprised of members split evenly between Mead and Westvaco directors. Our corporate headquarters will be in Stamford, Connecticut and the coated papers division, our consumer and office products business, as well as significant staff will be located in Dayton, Ohio. We expect to close the transaction in the fourth calendar quarter of 2001, of course subject to the customary shareholder and regulatory approvals. Now I'd like to turn it over to John to talk further about the key benefits of this transaction.

J. Luke, Jr.:  Thanks Jerry. MeadWestvaco will be a company with an excess of
               $10 billion in total enterprise value, pro forma 2000 sales of more than $8 billion, and 2000 EBITDA of greater than $1.6 billion. We will have four distinct segments with the largest areas clearly being the high value packaging business and the coated papers business. On a pro forma basis, packaging had year 2000 sales of $3.8 billion and EBITDA of more than $850 million, while the paper operation had sales of approximately $3.1 billion and EBITDA of over $580 million. Other key businesses include consumer and office products and specialty chemicals. The company will also have a substantial forest resource base.

               Slide six shows that Mead Westvaco will be a truly global business with 100 manufacturing facilities, and sales offices in 34 countries, and in six continents, and 7.7 million tons of primary paper and paperboard production capacity. The combined global footprint and presence in global markets gives us the opportunity to cross sell our products through complementary sales offices and distribution channels. We are each very proud of our high quality, multinational customer basis. Each company brings long term relationships with an extraordinary list of blue chip customers from around the world, including such household names as Anheuser-Busch, Miller, Heineken, Coca Cola, Pepsi, Avon, Procter & Gamble, Unilever, AOL Time Warner, Phillip Morris, Sony, Disney, RR Donnelley and many, many others. As we have mentioned, the business fit between Mead and Westvaco is excellent. I'd like to take a moment to review our combined business platform beginning with Packaging, which is on slide 8.

               The combination of Mead's and Westvaco's businesses creates a packaging powerhouse. Together we are a unique global consumer packaging franchise. We provide high value and innovative packaging to market segments with dynamic and international growth potential, including media and entertainment, pharmaceutical and health care, cosmetics, food and beverages, and personal care products. We have capabilities in multiple substrates and multiple printing techniques, which means we are "material and process neutral" when it comes to packaging design. This is an important factor because it frees us to focus on the best possible solutions for our customers' packaging needs. We are also an integrated supplier, which means we can capture strong returns through the combinations of low cost, high quality paperboard production facilities coupled with high value-added converting operations. The business joins 1.7 million tons of bleach board production and one million tons of coated natural kraft production with 55 converting facilities strategically located around the world. Also included in the Packaging business is 1.5 million tons of container board production capacity and 11 container plants located both in the United States and at Westvaco's Rigesa subsidiary in Brazil. We also have a leading position in higher value saturating kraft and unbleached kraft paperboard. In addition, future growth in the packaging segment will come from combined and continued focus on high growth, global end use markets, cross selling opportunities with key multinational customers of both organizations, continued innovation of proprietary package designs and systems, a clear focus on the customer, and selective targeted acquisitions.

               Now turning to coated paper. On their own both Mead and Westvaco participate strongly in the North American coated papers market. Together we will be a very powerful combination with significantly enhanced efficiency, quality, and financial returns. We expect to achieve $125 million of cost savings and operational synergies in this business. We will become North America's second largest producer of coated printing papers. MeadWestvaco manufactures a broad line of coated freesheet and coated groundwood papers. End-markets include commercial printing, book publishing, catalogues, and direct mail materials. We're unique in that we go to market through both merchant sales and direct distribution. We currently operate six mills and produce 1.6 million tons per year of coated freesheet and 615,000 tons per year of coated groundwood paper.

               We are also a leading supplier of a number of specialty paper grades including carbonless copy paper, specialty and industrial papers, and cotton content papers. MeadWestvaco will have a portfolio of highly efficient, low cost paper machines. By bringing together the Mead and Westvaco mills into a single integrated system we will achieve significant operational synergies. We intend to permanently close the less efficient higher cost paper machines. At the same time through mill balancing and optimization of machine utilization we expect to maintain our current production levels but at a significantly lower total cost utilization.

               In consumer and office products MeadWestvaco is the leading manufacturer and marketer of nationally branded school supplies, commercial office products and time management products. The business has strong growth driven by innovative product development. Cash flows are stable and returns are attractive. The consumer and office products business benefits from superior marketing and distribution through multiple channels. Among its highly recognizable brands are "AT-A-GLANCE", "Cambridge" and "Mead". As part of the transaction Westvaco's Columbian envelope brand will become a part of the consumer and office products business achieving some managerial and distribution synergies.

               MeadWestvaco will also have a high value specialty chemicals business focused on growing global markets. Like the consumer and office products business this business generates high returns and strong stable cash flows. The specialty chemical business enjoys leading positions in several markets. For example, we're the world leader in activated carbon used in car and truck emissions systems. We also have strong positions in printing ink resins and dye dispersants. In the area of asphalt emulsifiers for use in cold paving applications we have a leading position in what is a very high growth area.

               In addition to our four key operating business segments we have a highly valuable resource base-- forest resource base. Together we own approximately 3.5 million acres of highly productive timberlands in the Southeast, Midwest, and Northeast. These timberlands provide a secure source of high quality fiber to our mills. The merger will allow us to achieve certain operating synergies and increase already significant opportunities to monetize some non-strategic timberlands. Our strong and innovative forest research capability will drive productivity improvements as well as several new commercial ventures.

               Now I'd like to take a look at the compelling cost and saving and synergies, which begins on slide 14. As a result of the strong product line and geographic overlap of Mead and Westvaco we expect to achieve a total of at least $325 million of ongoing annual cost savings and operational synergies. When fully realized this will add approximately $1 per share to our earnings. Joint teams from our two companies have worked hard over the past few weeks to identify these synergy opportunities. We are very confident and committed to achieving these levels and quite possibly more. We will aggressively pursue the rapid implementation of these cost savings and synergies and anticipate that the savings will be visible in our results: 30 percent in the first year, 75 percent in the second year with all of the synergies realized by the end of the second year. In addition to the significant ongoing cost savings and operational synergies, we expect to achieve very significant benefits from several other sources. These benefits would include a reduction in working capital and proceeds from the potential sale of non-core businesses. Importantly, the capital needs of the combined company will be less than the companies would need to spend on their own. We also expect increased revenue opportunities through cross selling of products and complementary sales teams. Realizing these synergies is a top priority. Initial opportunities identified are as follows: savings from our paper operations will total as I noted earlier $125 million, $40 million from packaging, $70 million from purchasing and logistics, and from corporate overhead another $90 million. Savings on our paper operations, which represents a significant portion of the overall synergies, will largely come from production optimization at the company's mills. As I mentioned earlier we have the ability to optimize the production of coated paper across the combined mill system in a way that allows us to maintain our current productive capacity, but to do so on fewer, more efficient paper machines. The significant savings that we've identified in the corporate overhead and R&D functions will come as you would expect from the elimination of overlapping function in such areas as accounting, information systems and more.

               Turning to slide 17. This merger provides us with an opportunity to sharpen our focus on businesses meeting strict parameters for strategic fit, growth opportunities, and financial returns. Assets determined to be inconsistent with these criteria or that may be of higher value to other potential owners will be restructured, sold or closed. While no final determinations have been made, such assets may well include selected containerboard operations, non-strategic woodlands and selected paper or converting operations. We expect to take appropriate action with regard to these assets within the next 12 months. That said each of our companies has moved forward to review opportunities for immediate right sizing and rationalization benefits as well as timber monetization, and you may see announcements in the coming days and weeks with respect to these actions.

               I'll now turn to Karen Osar, MeadWestvaco's Chief Financial Officer, to walk you through the focus on our financial profile of MeadWestvaco. Karen.

Karen Osar:    Thank you John. As I hope is clear by now this transaction is about delivering value to shareholders. With stronger global platforms and a sharper business focus we will take the steps required to create higher returns, enhanced profitability and greater financial flexibility. Managing for future and current value we will carefully balance our allocation of the financial capital created in the new MeadWestvaco. For example with well-invested assets both companies have recently managed capital spending at levels below depreciation. We expect to continue that approach and to benefit from an expected lower level of maintenance expenditures as we selectively rationalize facilities and equipment to achieve targeted synergies. That said, our clear intent is also to support growth in businesses where attractive positions, innovation, and differentiation can provide superior returns. Our new annual dividend will be 92 cents annually per share providing a 24-cent per share increase to Mead holders and a consistent level for Westvaco holders after adjusting for the .97 exchange ratio. With enhanced flexibility share repurchases can be a very important shareholder value opportunity. We will carefully balance prudent management of our balance sheet, the shareholder value opportunity share repurchases represent as well as opportunities on a highly selective basis to invest for future growth and profitability. Overall we remain committed to maintaining strong investment grade credit ratings.

               Turning now to slide 20 and a discussion of the income statement. MeadWestvaco is a powerful combination both operationally and financially. I will provide you with a quick snapshot of the pro forma combined financials for fiscal 2000. Please keep in mind however that these numbers are preliminary and of course have not been audited. On a pro forma basis for 2000, sales of the combined companies were $8 billion and EBITDA was in excess of $1.6 billion. Again, on a pro forma basis the combined companies would have generated EPS of about $2.04. However the power of this combination can be clearly seen in the potential impact of the full $325 million of cross savings and synergies on our earnings per share. If the full run rate of annual synergies were achieved on a pro forma basis in 2000 our earnings would have been increased by $1.01 to $3.05, and of course because this transaction is a merger of equals the synergies will accrue about equally to the benefit of the shareholders of both companies as we come together.

               Turning now to the balance sheet. Because the structure of the combination is a stock for stock exchange MeadWestvaco's pro forma balance sheet will be very strong. We will have total debt of about $4.4 billion on a asset base of over $13 billion. Our pro forma debt to capitalization is in the neighborhood of 40 percent. Now let me return the speaker's role to Jerry for concluding remarks.

J. Tatar:      Thank you Karen.  In the short time that our management teams have been working together we have been very impressed by the excellent chemistry of this group. What is also apparent is the depth and the skill of this team. The merger of Mead and Westvaco will bring together what we should say is a strong group of managers that shares the vision and values that will make
               MeadWestvaco a true industry leader. In our new organization the key members of our management team will be as follows: Jim
               Buzzard who will lead the merger integration activities, Karen
               Osar will be the Chief Financial Officer, Ray Lane will lead the packaging resources group, Richard Block and Rita Foley will lead consumer packaging, Ian Millar will lead the expanded fine papers business, Tim McLevish will head our strategic planning effort and will also lead a diverse business group comprised of specialty papers, consumer and office products and forest resources, Sam Torrence will lead specialty chemicals, Wendell
               Willkie will be the General Counsel, Mark Watkins will focus on technology, Jim McGrane will focus on information resources, and Linda Schreiner will lead human resources. I hope as you can tell through all this John and I and the entire MeadWestvaco management team are extremely enthusiastic about the creation of this new company. We're eager to get to your questions so let me just conclude with these four thoughts. First, this merger creates a company with a superb portfolio of value added businesses, businesses with leading market positions in several important areas, namely packaging, coated and specialty papers, consumer and office products and specialty chemicals. Second, the strategic fit of this new company creates a solid platform for growth. Growth through cross marketing opportunities resulting from this expanded company, organic growth through new product development and growth through targeted acquisitions. Third, this new company begins on a firm footing with a solid financial position. We will build on its foundation, evaluating all of our businesses and assets to ensure that they meet rigorous standards for fit, growth, and returns. Finally, with an experienced management team we have a unique opportunity to create value for shareholders through our aggressive pursuit of cost savings and operating synergies of at least $325 million annually, and we look forward to reporting to you on our progress as regards that mission. This is a very exciting day for all of us. We believe the merits of this transaction are compelling and the results will be borne out with increased value for shareholders of both
               Mead and Westvaco.

               And now I'm going to turn it back to Mark and we'll be happy to respond to your questions.

M. Pomerleau:  Thanks Jerry.  Here to take your questions today are Jerry,
               John, Karen and Tim McLevish Mead's CFO. If you're planning on asking a question please use your handset. James, we'll take the first question.

Operator:      Thank you.  Your first question is from Peter Ruschmeier of
               Lehman Brothers.  Please proceed.

Peter Ruschmeier: Thanks and congratulations. Two quick questions. The first is can you comment on the breakup fee for the transaction, and secondly I was curious if you could comment on the containerboard business in particular the combined company doesn't seem to match the value added product description or a strategic scale. Can you just comment on that specifically?

J. Tatar:      Sure. This is Jerry.  The breakup fee is $95 million.  And as I guess both John and I referred to, we've identified the four broad key segments that are in the heart and soul of the company, but we're going to look at everything else, and we're going to evaluate things for strategic fit, and financial returns, and as we said we're going to go through this quickly. We're going to do it expeditiously, and we'll be making those kind of decisions as fast as we can. As John said we're probably not going to do this in one big announcement. We'll be doing things as we go here, and as we make decisions we'll report those and you'll be hearing about them in the press.

P. Ruschmeier: OK, great thanks.  Maybe Jerry if you could-- just last question.
               If you could comment on a clean balance sheet, the priorities for free cash flow going forward? You mentioned potential acquisitions, dividends buy back. Could you help us to put those in order for us?

J. Tatar:      Well, I'll try Peter.  I think we view-- actually John and I have had a lot of talks about this, and we're very consistent in our views on this. We look at this as a balancing game. We have some grand opportunities to grow these businesses because they have good market positions, we have lots of skills to develop new products, and develop new services for our customers, and so we will be looking for growth but we'll always balance that, and test the value of those things against direct payments to shareholders through increased dividends and through share buybacks. So we're looking at an approach we'll try to balance those, and we're only going to do things when we're sure we can create real shareholder value.

P. Ruschmeier: Great.  Thanks very much, and congratulations.

J. Tatar:      Thanks Peter.

Operator:      Ladies and gentlemen, as a reminder to register for a question you may press the one followed by the four on your telephone.
               Your next question is from Gail Glazerman of UBS Warburg. Please proceed.

Gail Glazerman:Thanks.  Good morning.  A couple of questions.  On the asset sales can you share any sort of targets on that or is it just as you go on and review the business?

J. Luke, Jr.:  As both-- this is John Luke. As both Jerry and I have indicated
               we plan to go through a very rigorous evaluation of each [inaudible] of the assets of the businesses of the new MeadWestvaco corporation. I would note that that process is going to begin now so that as soon as this transaction is closed we'll be in a position to begin meeting our deadline of accomplishing that process over the course of the first 12 months. It would be premature for us to announce a target at this stage but our review, and our evaluation I can assure you with respect to our financial priorities, and our strategic criteria will be rigorous.

G. Glazerman:  OK, and in terms of future growth and acquisitions, would you expect to continue to pursue the Westvaco strategy of moving into higher end or higher value added packaging? Is that going to be a major focus on future growth?

J. Luke, Jr.:  Without question as I indicated in my formal comments this combination will really create a packaging powerhouse. We're excited by the opportunities represented in higher value packaging. Westvaco's strategy in that direction has already been paying very, very handsome dividends. The growth rates in markets where we're establishing very strong leadership positions, media and entertainment, electronics, pharmaceutical and health care are all very attractive and the financial strength and packaging focus on a global basis that comes from this transaction will enable us to really propel forward our program of growth and high value packaging.

G. Glazerman:  OK, and just one last question.  In terms of your IT synergy targets, does that include expanding the Mead SAP systems throughout the Westvaco operations?

Man: Yeah Gail, actually that was one of the nice things about this merger when we got talking about it because we talk a lot about it at Mead about how we're installing SAP but in truth so was Westvaco, and therefore-- they're actually going down much the same path that we've been going down, so we really do believe that there's a lot of shared learning that's going to go on here between the two companies, and we'll both be able to accelerate the rate at which we were implementing SAP and we think doing it at a good reduced cost and that's part of the synergies that we talked about. It was a nice plus to the idea of this merger, that we were both headed basically in the same direction.

G. Glazerman:  OK, thank you.

Man:           Thanks Gail.

Operator:      Your next question comes from  Mark Wilde of Deutsche Bank.
               Please proceed.

Mark Wilde:    Good morning.  I wondered if you could talk first of all about the kind of timing on this deal-- when you'd expect it to close?

Man: Good morning Mark. We would target closure of this transaction the later part of the fourth calendar quarter of this year, probably somewhere between Thanksgiving and Christmas.

M. Wilde:      OK.  John I wondered if both you and Jerry can just speak to the issue of integrating these two companies in the wake of Westvaco having acquired about $1 billion worth of new and different businesses over the last 18 months, and how you see that kind of playing out?

J. Luke, Jr.:  I'll start and then I'll turn it over to Jerry, Mark. We have great confidence that we can bring these two businesses together with great speed, and with great effectiveness. Certainly at Westvaco over the last year, year and a half we have learned an awful lot about bringing businesses together, preserving the distinct differences and newness, and holding on to the best of both but also about what is required to achieve the synergies associated with doing so. As we have begun to talk-- certainly Jerry and I had been talking for several months, we have outlined an awful lot of opportunities and game plans for proceeding with integration. As Jerry indicated earlier over the course of the last three to four weeks we have had senior members of both of our organizations working to develop very specific plans to do so and we have identified a very senior and accomplished Westvaco manager Jim Buzzard to work very closely with Jerry, me and the entire top management team that Jerry identified in getting this job done. It's going to be a challenge, but it is eminently doable and we're very, very excited about the opportunities.

J. Tatar:      Yes Mark, and Westvaco's been doing a wonderful job integrating the things they've been doing. As you know we've had some experience lately when we acquired AT-A-GLANCE, and that transition as I told you the integration of that has gone very, very well. We've expanded our specialty paper business when we acquired our [unintelligible] going back a couple years ago when we acquired Rumford we did get some good experience in integrating paper business-- coated paper business. So the neat thing about this is that I think both groups, and now the new group goes into this with a great deal of confidence. We've all had now experience at this. We're not taking anything for granted, and we know we got to move quickly and aggressively, and I think we've all learned from our past experiences, but we have a very good background in this area, and I think the new team is going to be able to pull this off with a great deal of confidence and do it with a good deal of speed.

M. Wilde:      OK, and you guys have talked about kind of similarities and how the two companies do business, but there're also some things that you've done differently. For example, Westvaco's always used kind of a direct sales model. Have you given any thought to how you're going to balance that out going forward?

J. Tatar:      Yeah Mark.  Yeah we've had-- we've certainly had some
               differences, which is kind of neat by the way because our whole thought in this process is that we're going to be able to look at the different processes that each company uses, different approaches and do a good evaluation and take the best of both, and that's what our vision includes, is really learning from each other and putting the best things in place. As John was indicating in his detailed remarks about this we are going to go to a dual process as far as marketing our white paper products or our paper products. We will use a combination of merchants where we've developed a very strong relationship, and where appropriate there will still be some direct selling. So we're looking to do the right thing for our customers in that regard, and we're already putting the plans in place on how to do that.

J. Luke, Jr.:  I would just supplement what Jerry said Mark by commenting that this is an area that Westvaco has also benefited from some integration learning over the last year and a half. Much of the output of the Evadale mill that we acquired from Temple-Inland was distributed through merchant channels, and we are going through a process of rationalizing and taking the best of both ways to go to market with the output of that mill.

M. Wilde:      OK, and just by final question.  In terms of these asset sales are you prepared to make any commitments about kind of timing or kind of scale, on kind of what you might divest? I think one question people might have is that at Westvaco you've talked over the last couple years about maybe shutting some non-core businesses and we haven't really seen much up to this point, so
               I wondered if going forward you'd be willing to put some kind of fixed timetables or fixed targets on the table.

J. Luke, Jr.:  Mark I'll begin with that and Jerry can supplement in any way he wants. The short answer is absolutely. We will commit to announce and get this job done during the course of the first 12 months following the closure, and there've been a number of opportunities even within the Westvaco collection of businesses that we have indeed identified for closure or potentially sale. I would note that an awful lot of our activity over the course of the past year has been heavily directed on building a packaging business that we've talked about, but our review has also considered opportunities to close businesses and I would just note that this combination provides us with a wonderful opportunity to move forward and pursue those strategies along with prospects that exist within the Mead collection of businesses as well.

J. Tatar:      And Mark, John is exactly right, and you know our history.  We've sold some businesses. We've had paper machines we've shut down.
               We've tried to facilitate things in some of our converting business by fine tuning that and closing some converting operations, so we know what has to-- we know the kind of things we have to look at. We know how to do this and we know that sooner is better than later. So as I said-- also as I said I think we're not going to wait for one big announcement here.
               You'll be seeing things announced as we develop them. So watch what we do.

M. Wilde:      All right, I think that'd be constructive.  Thanks Jerry.  Thanks
               John.

Man:           Thanks Mark.

Operator:      Your next question comes from Richard Kelertas of UBS Warburg.
               Please proceed.

Richard Kelertas: Thank you.  Our question has been answered.

Operator:      Your next question comes from Josh Zaret of ABN Amro.  Please proceed with your question.

Josh Zaret:    [inaudible] . A couple questions here. One, I assume that
               means basically an outright sale. Are you going to be looking at other things? Two, in terms of the philosophy of owning timber have you guys really discussed that because basically I guess we could say maybe you have substantial value in timberland. A lot of people would say maybe your companies given where you are shouldn't be owning timberland and the potential to raise a lot of cash here. And when we look at timber monetization-- where your timberlands are there's not much overlap in geographical locations. So can you comment and put that all together for us?

J. Luke, Jr.:  Josh good morning. Let me indicate that we missed the first part of your question in the transmission but let me just answer the second part and then we can come back as a follow up if I don't get all the issues here. We have begun to talk with great determination about how we can rationalize our joint timber holdings. We will be a major owner of land with roughly 3.5 million acres , and there is significant opportunity for not only reorganization with respect to how we manage those lands but also to eliminate through sales non-strategic land holdings. At Westvaco as you know we've been going through a rigorous review over the course of the last year and a half and we've identified several hundred thousand acres that we see as non-strategic, and we will be talking more about that over the course of the coming weeks. At Mead as we have looked at the overlap there is some overlap. It is not at all insignificant in the Southeastern part of the United States and I think we see good opportunity for rigorous investment there. I think with respect to policies, both companies do feel that it is important to assure that the mill system that we have invested in will have a good solid secure source of high quality fiber with which to operate. So it should be understood from the outset that there is no review with respect to wholesale monetization. On the other hand I think we feel that our financial policies have to include not only much more rigorous sale of non strategic land but continued and rigorous exploration of financial vehicles which might enable us to both monetize certain forest holdings, while also providing the security that we both feel is important.

J. Tatar:      That's right on.  Our philosophies have actually been-- are quite similar and I think what John articulated is exactly our approach for the new company.

J. Luke, Jr.:  Josh you had another part of your question? Josh.

Operator:      Thank you.  We'll proceed with the next question.  Your next question is from Mark Connelly at Credit Suisse First Boston.
               Please proceed.

Mark Connelly: Jerry I wonder if we can come back to your comments on coated distribution? Did I understand you to say or was I reading too much into it to say that the direct sale component would probably be reduced? And secondly, when you think about your positioning you've got a nice slide in here about what will obviously be a fairly large position in the U.S. market, do you see that as a solution to the issues that both companies have faced in terms of coated paper competition or is that an area where there will be a need for additional restructuring?

Man: Mark good question. Let me deal with the second one first. Our vantage point as both Mead and Westvaco is going to change considerably in the coated paper market. What are the facts? The facts are as John indicated number one we're going to have a lot of opportunity to improve our cost position and the benefits of what we do in coated paper through the efforts on synergies, etcetera. So we're going to be in a much better combined cost position. Second thing, when we come together in this new company we're going to be right there at the top of the list of North American coated paper producers. So while we've both been strong in the past but we're going to be in a very good position and deal with that. And thirdly, which I'd like to point out is we're doing all this without impacting the denominator of our ROA equation, because since we're doing this as a merger of equals we're not paying premiums that have to be reflected in those ROA equations. So the vantage point for this coated paper business is going to be great, and we look forward to that. And as far as distribution's concerned no I didn't want to leave that impression. I really can't tell you how that part of it is going to go. What we've decided is we're going to have a dual approach and my guess is there will be some accounts that will gravitate towards the merchant distribution side of the business, and there may be some accounts that gravitate the other way, but we're going to rely on the good people that populate our paper division, the paper groups, to make those very specific divisions. What we are sure of is that we will go in dual distribution, and obviously our customers will be uppermost in our minds as we make the very, very specific decisions that will be necessary there, but I didn't want to leave any impression about the direction which way it may go because I truly don't know.

M. Connelly:   OK, and John or actually I guess this could go to either one of you -- both companies have significant non U.S. packaging operations but on the Westvaco side obviously there's been a much strategic growth imperative. When you think about the combined system do these systems overlap enough that they start to grow together or-- because Mead hasn't really emphasized growth over the last couple of years in its non U.S. packaging converting operations. I'm curious is the overlap overseas big enough and significant enough that it becomes one growth plan or are they still sort of parallel?

J. Luke, Jr.:  Mark excellent question, one that we have very much on the table.
               We've looked at it preliminarily. We see overlap that would give us both synergies as we rationalize the investment that we've made in geographic regions around the world but a real opportunity as a much larger player in discreet packaging market to bring together plans that would enable us to growth nicely together, and this includes our position already well established in Brazil, our rapidly expanded and very full nice rounded out position in Europe, and it gives us all kinds of opportunities to look for ways to expand our share distribution as we contemplate tremendous opportunities which will exist in markets that we presently serve over time in the various Asian markets. So I think the answer is there are clear [unintelligible] to market synergies that we see before us.

M. Connelly:   And one last question, which I suspect is more relevant to Jerry.
               Does the new management configuration mean that the parachute program will not pay out?

J. Tatar:      You're talking about the--.

M. Connelly:   The golden parachutes that were put in place not too long ago at
               Mead since people aren't leaving, or are there enough people leaving that the parachutes will pay out and can you help us quantify it?

J. Tatar:      Well, I'm not going to be able to help you quantify it but this thing as we said came out about a 50/50 and in fact when you go into the details of things it triggers a lot of those things. So there will be some of that going on, but there will be a lot of people that we have identified that are excited about their positions and so for the-- it won't be triggered in those cases, but there be-- sometimes where it will be and we'll deal with it accordingly, but I'm in no position to quantify it at this point.

M. Connelly:   OK, so we can expect-- we can expect something there but we're not sure how big it is.  OK, thanks very much.

Man:           Thanks Mark.

Operator:      Your next question comes from Chip Dillon with Salomon Smith
               Barney.  Please proceed.

Chip Dillon:   Yes, good morning and congratulations.

Man:           Thank you Chip.

C. Dillon:     Terrific transaction.  [inaudible].

Operator:      We had some technical difficulty with his line.  Now I'll
               proceed with the next question, which comes from Matt Berler of Morgan Stanley. Please proceed.

Matt Berler:   Hi, good morning. A couple of questions. Can you flush out a little bit how you're going to proceed with the capacity closures that you referenced on the coated paper side and in terms of timing and also in terms of how you're going to think about the amount of capacity that you need closed? Given how weak demand has been I can't imagine you're gong to downsize the capacity base to meet current demand. So I wonder if you could help us with that timing and amount, and then separately can you discuss at all the capital intensitivity of your growth plans or ambitions in packaging? And can you give us any comfort what your growth in packaging will be in the less capital intensive downstream sort of converting areas, as opposed to wanting to invest in the very capital intensive mill side of the equation?

J. Tatar:      This is Jerry.   Matt I'll try to handle the first one and then
               John I think is better equipped to handle the second one. In this new system when we're just looking at the-- what we call the fine paper division excluding specialty papers and those type of things we're going to have-- as we are today we're going to have 19 paper machines that we're operating as we sit today. As part of our thinking in this we know that we're going to bring that number down. I don't we-- certainly we haven't made a final decision yet but it will be a significant number. I mean, it will be probably on the order of 25 or 30 percent, but we still need to do some work and a lot of that work is underway and we'll be able to make some decisions as we go. The thought is that-- our thinking right now of course is long term. What kind of capacity do we need for the long term, and how best, and how most efficiently can we generate that type of capacity? I think as we eluded to in our remarks that our first pass is that we can make a pretty good dent in the number of paper machines we operate and still have a capacity that's approximately what we have today. In the shorter term we're obviously faced with markets that are not push for blood [sic]. And of course until this thing is accomplished we'll be making our own independent decisions about how to operate our systems, and I know we talked about down time and I really-- I'll let John answer his question about what they've been thinking about as far as operating schedules for their plants. So in the short term we'll be making independent decisions about how to operate our facilities as far as the market conditions are concerned. Longer term as we bring this together we're going to be able to do some things to really improve our efficiency. I'll turn it over to John to talk about the packaging side.

J. Luke, Jr.:  Matt with respect to your second question on the capital intensity associated with our capital planning-- it really is-- we don't have firm plans with respect to how we expect to pursue our capital spending over time but philosophically we are very much aligned with the notion that we have a terrific mill system that can beginning with the printing paper operations and elsewhere be nicely rationalized and optimized to generate results. As we look forward consistent with my response to an earlier question we really see this transaction giving even greater oxygen to the path that Westvaco has been on and pursuing less capital intensity but high value added packaging businesses, those that in key growing highly profitable markets get us nicely closer to the end customer where we can focus on solutions, and that is important. We also are both committed to supporting growth in our specialty chemical business, getting higher value positions, again in markets that are growing globally, and these too like more of the packaging businesses are much less capital intensive than the mill systems, which clearly are the anchor of both of our companies and will be of MeadWestvaco. That said, I think we are focused globally. We're focused on extending our leadership position in markets that we feel will meet our financial and strategic criteria, and we would never want from the outset to exclude what might be very attractive opportunities to expand our platform of paper mill operations elsewhere around the world.

M. Berler:     And then if I could just follow up-- John your strategic review that you completed a year or so ago concluded that you lacked-- that Westvaco lacked the strategic scale and scope in your coated paper business to kind of proceed independently given the consolidation globally that had occurred in that space. Does this merger now you think give you the critical mass that Westvaco alone lacked or do you still think you're going to need to perhaps append a European manufacturing platform to your North
               American coated paper platform?

J. Tatar:      Matt you're correct.  We have been actively evaluating options, and expanding our position in the manner that this combination permits, and the financial terms that it permits is certainly one that does just what you suggested, and that is give us an excellent position. Not one certainly in North America that we see any need to add to. The markets are competitive. They're challenging, but we will have with this combination an excellent platform of high quality, low cost assets and a much broadened product line in which to compete. I think that there is clearly the question of a European production but I think our first task as I'm sure Jerry would agree is to assure that we achieve the optimization, the efficiencies, in the competitive position that we feel is critical in North America, and as those programs are ongoing we can determine whether and if an international position is logical.

J. Tatar:      Yeah, and Matt I think one of the slides referred to it.  John is exactly right. Priority wide is we're going to go get those synergies that we talked about. Get that to the bottom line, and work hard at some of the restructuring options we have, and then make sure that we balance our thoughts about growth through targeted acquisition. Hopefully we're going to get a lot of growth through our organic growth. We have a number of divisions now that really can grow on the basis of their creativity, and their innovation as opposed to the checks we have to write to make acquisitions, and we'll balance all that against maintaining a strong investment grade balance sheet, and also looking at dividends and share repurchases. So we have a lot of opportunities, but the fundamental priority that drives it all is to get those synergies, and we're going to go get that very, very aggressively.

M. Berler:     Good, thanks.

J. Luke, Jr.:  Thanks Matt.

Operator:      Thank you.  Ladies and gentlemen we have time for one further question.  That question comes from Bob Amenta of Conseco.
               Please proceed.

Bob Amenta:    Thank you. Couple of quick questions from the bondholder's side.
               One is-- you mentioned capex possibly being able to be scaled back. Do you have an idea of what-- I'm sure sales of assets would impact this but just kind of as the company stands today what the capex number might be and what a maintenance type number might be?

K. Osar: We haven't finely tuned a number that well but we've talked about bringing down spending in the order of on a combined basis something like $25 million a year as we achieve rationalizations over the next few years, but I think as you pointed out in your question if there're significant divestitures or closures occur that will clearly add to the potential benefit.

B. Amenta:     I'm sorry you mentioned down by how much a year?  Would you say
               $100 million?

K. Osar: No, we talked about potentially $25 million reduction over the next few years as we realize rationalizations as a potential.

B. Amenta:     OK, and then you mentioned in the press release or in the
               presentation a commitment to solid investment grade ratings.
               Would that be safe to assume that that would be something higher than a-- like a low triple B rating-- something in the mid to high triple B?

K. Osar:       Yes, that would be our objective.

B. Amenta:     OK, and then lastly just the debt to-- on page 21 of the
               presentation I guess-- I don't know if I'm missing something here but your debt to capital 40 percent, I'm calculating it and I kind of combined the numbers, and I'm getting closer to 50 percent. I was wondering if you could tell me where the 52.85 comes from on that page, and also how you're actually calculating the 40 percent number?

K. Osar: We may want to call you back and get your number to go through the absolute math. The shareholder's equity is the pro forma combination of the two companies with a modest increment for good will reflecting the way the numbers fall together. That's a very low number as a footnote suggests of about $575 million. So it's really merging the shareholder's equity as reported for the most recent period for both companies. And the debt to capital we in our calculations typically as I believe Moody does include our deferred tax line as part of shareholder's equity, so that may be giving you a number that's different-- that may be closing the difference, but I think it's best if we get your number and call you back, and work through how you're doing your math and how we're doing ours rather than extend the call.

B. Amenta:     No, that would be fine.  I'll give it to you.  317-817-4064.

K. Osar:       OK.

B. Amenta:     OK, thank you.

K. Osar:       Thank you.

Operator:      Thank you.  That does conclude the question and answer session for today. Please continue with your presentation or closing remarks.

J. Tatar:      OK, I think John I'll just make some informal final remarks and turn it back to Mark to finish the job. Well, this is an exciting day for all of us. It's something we've been working toward here for a while. We've learned a lot about each other as companies and individuals. John and I have gotten to know each other very well. We are just committed to work together as a team. I said something on television this morning that basically John coined-- as we try to do this we're going to be joined at the hip and we're going to make this happen. Our number one absolute priority is to get those synergies because that's the fundamental building block for all the other good things that we see down the road and we're going to work like heck to make that happen. John.

J. Luke, Jr.:  Jerry thanks.  I would just echo Jerry's sentiments.  I mean we are indeed very, very excited. We're delighted to have all of you on the call to share this news with us. We see with this transaction tremendous potential to materially increase shareholder value and at the end of the day that is what it's all about. So thank you and we look forward to reporting back to you as we move through the coming weeks and months. Mark.

M. Pomerleau:  Thanks John.  Well, we've come to the end of our hour, and thanks for joining us. Thank you for your questions, and remember that this call is available on the websites of both companies in replay, and also available in replay by calling 800-633-8284, access number 19614599. Thank you for joining us, and good day.

Operator:      Ladies and gentlemen that does conclude your conference call for today. We thank you for participating and ask that you please disconnect your lines.

                             Additional Information

      The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

       Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

       Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.

The following is a Message from John Luke, Jr. posted on Westvaco's intranet on August 29, 2001:

                                                                    GENERAL NEWS
                                                                    ------------
                                                                 August 29, 2001


A Message from John Luke, Jr.

As you may already know, this morning we announced our plans to unite with the Mead Corporation of Dayton, Ohio in a merger of equals that will create substantial benefits for our customers, our shareholders and the people of our combined companies.

MeadWestvaco will be a significantly stronger, global growth company, with leadership positions in four key businesses-packaging, coated and specialty papers, consumer and office products and specialty chemicals. The combined Company will have sales in excess of $8 billion, with 100 operations and sales locations in 34 countries on six continents and more than 32,000 employees. MeadWestvaco creates significant new opportunities for cross-selling, as well as innovation in products, services and processes.

The combination of our two companies makes compelling strategic sense. Mead has long been a respected name in coated papers, with strong franchises in consumer and office products and corrugating medium, as well. Our own strengths in bleached and unbleached paperboard consumer packaging and specialty chemicals are highly complementary.

We also share common values-including our focus on quality, on customer service and problem-solving, and on maintaining a superior workplace for our employees. Both Westvaco and Mead have long been recognized as outstanding places to build careers. The new MeadWestvaco will offer still greater opportunities for professional and personal growth.

As we move forward with MeadWestvaco, we will keep you fully informed about our progress. In the meantime, I want to thank all of you for your continued hard work and commitment, which remain the keys to our success. With the people of Westvaco pulling together with our new partners at Mead, we can all feel confident that the best is yet to come.

                             Additional Information

      The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

       Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

       Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.